Contact:  David G. Short
                                                       Vice President Legal
                                                              and Secretary
                                                             (214) 343-7886
FOR IMMEDIATE RELEASE


     NPC INTERNATIONAL, INC. ANNOUNCES FILING OF CLASS ACTION PETITION

      PITTSBURG, Kansas, (November 16, 1995) - NPC International, Inc. announced today that on November 7, 1995, a petition was filed in the District Court of Wyandotte County, Kansas by Charles Miller and Kenneth Steiner, individually and on behalf of all others similarly situated, against O. Gene Bicknell, Chairman of the Board and Chief Executive Officer, James K. Schwartz, President and Chief Operating Officer, and Troy
D. Cook, Vice President-Finance and Chief Financial Officer (collectively, the ``Management Group``) and NPC International, Inc. The suit seeks class action status, injunctive relief, unspecified monetary damages and attorney fees arising from the Management Group`s initial proposal to purchase the publicly held common stock of the Company for $9.00 per share.

      The Company believes the lawsuit is without merit and will vigorously defend the litigation.

      NPC has delegated the authority to review and evaluate the proposed transaction with the Management Group to a Special Committee of the Board of Directors consisting of the independent directors. The Special Committee has retained CS First Boston as its independent financial advisor and has retained its own legal counsel.

      NPC International, Inc. is the world`s largest Pizza Hut franchisee and currently operates 372 Pizza Hut restaurants and delivery kitchens in 11 states. Additionally, the Company operates and franchises 116 Skipper`s quick service seafood restaurants in seven western states and British Columbia. NPC also operates and franchises 171 Tony Roma`s restaurants, the casual theme restaurant Famous for Ribs, worldwide.

      The Company`s stock is traded on the NASDAQ National Market under the symbols ``NPCI``.